Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[The following is a transcript of a conference call held by HNI Corporation on May 8, 2023 to discuss first quarter fiscal 2023 results]

Raw Transcript 1-877-FACTSET www.callstreet.com Total Pages: 16 Copyright © 2001-2023 FactSet CallStreet, LLC 08-May-2023 HNI Corp. (HNI) Q1 2023 Earnings Call

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2023 FactSet CallStreet, LLC MANAGEMENT DISCUSSION SECTION Operator: Good morning. My name is Audra and I will be your conference operator today. At this time, I would like to welcome everyone to the HNI Corporation First Quarter Fiscal 2023 Results Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and- answer session. [Operator Instructions] Mr. McCall, you may begin your conference. ... Unverified Participant Good morning. My name is Matt McCall. I'm Vice President, Investor Relations and Corporate Development for HNI Corporation. Thank you for joining us to discuss our first quarter fiscal 2023 results. With me today are Jeff Lorenger, Chairman, President and CEO; and Marshall Bridges, Senior Vice President and CFO. Copies of our financial news release and non-GAAP reconciliations are posted on our website. Statements made during this call that are not strictly historical facts are forward-looking statements which are subject to known and unknown risk. Actual results could differ materially. The financial news release posted on our website includes additional factors that could affect actual results. The corporation assumes no obligation to update any forward- looking statements made during the call. I'm now please to turn the call over to Jeff Lorenger. Jeff? ... Unverified Participant Good morning and thank you for joining us. Our first quarter results were better than expected, reflecting the momentum we have with our strategies, our market positions and our actions to streamline our businesses. On the call today, I will highlight three key topics. First, our profit improvement actions in Workplace Furnishings continued to deliver results. Second, recent Workplace Furnishings demand trends are encouraging. And third, our Residential Building Products segment is performing well despite a period of weaker demand. Following those highlights, I will provide a brief update on the Kimball International transaction. Marshall will then review our outlook. I will conclude with some general closing commentary before we open the call to your questions. Moving to the first topic, our profit improvement actions in Workplace Furnishings are delivering results. The first quarter of 2023 marked the fourth consecutive quarter of year-over-year profit improvement in Workplace Furnishings. During the quarter, multiple drivers supported our profit improvement. Specifically, our annual net productivity savings returned following a year of elevated investment, benefits from streamlining efforts and cost actions implemented in 2022 continue to deliver and price benefits exceeded cost inflation. As a result, our first quarter's seasonal non-GAAP operating loss in Workplace Furnishings narrowed by more than 40% on a year- over-year basis, and segment gross margin expanded 190 basis points from the prior year period. This was despite demand margin pressure associated with prior year backlog dynamics and weakening macroeconomic conditions.

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2023 FactSet CallStreet, LLC While macro conditions are still uncertain, we remain confident in our ability to drive Workplace Furnishings profit growth in 2023 and beyond. It is important to note that we are not dependent on volume growth and are driving four primary profit growth actions. First, we continue to simplify our business, focusing on our most attractive markets. The actions we took late last year to divest Lamex and rationalize our e-commerce offering are currently improving our profitability. Second, we have streamlined our cost structure. We continue to expect $25 million of our previously announced $30 million to $35 million cost savings initiative to impact Workplace Furnishings this year. Third, our productivity efforts are driving profit growth, and our future results will benefit from our ongoing operational investments. And fourth, price cost will continue to be a tailwind through the remainder of this year. Moving to my second topic, recent Workplace Furnishings demand trends are encouraging. On our last earnings call, we discussed our expectations for soft first quarter volume. We were projecting first quarter organic sales to decline at a high teens rate year-over-year, driven by the unwind of backlog in the prior year, macroeconomic conditions and inconsistent office reentry patterns. Actual results were down only 11%. Shipments to small and medium-sized businesses and to contract customers both exceeded our expectations. Order growth was also better than expected. Organic orders in the Workplace Furnishings segment grew 13% versus the same period a year ago, reflecting improving market demand trends, our unique market positions and the benefit of pull forward activity driven by price increases implemented during the quarter. We are encouraged by the order trends. However, we still believe we're in a period of slow improvement that is being dampened by macroeconomic uncertainty. We believe the improving order rates reflect intermediate and long-term trends related to employment growth, with small and mid-sized offices, population shifts to secondary geographies, increased furniture events driven by the adoption of hybrid work models and more large corporate customers, ramping up their return to office plans. These trends all align with our strong market coverage and our product and price point breadth and depth positions that will only be enhanced through our combination with Kimball International. My third topic, our Residential Building Products segment, is prepared for a period of weaker demand. Consistent with our previously discussed expectations, weakening macroeconomic conditions and softer housing-related demand negatively impacted residential building products during the first quarter. However, productivity savings, cost reduction actions and continued price cost improvement offset nearly half of the volume related pressure. As a result, segment operating margin remained in the mid-teens. This was the 11th straight quarter, with an operating margin margin in excess of 15%. Not unexpectedly, segment orders soften in the quarter. As I previously mentioned, we are prepared for a slower near-term demand environment. We, however, remain bullish about our mid to long-term growth given the housing market. Strong fundamentals. Housing is undersupplied. Demographic trends point to robust future construction growth and renovation activity will beget will benefit from an aging housing stock. In addition to strong market fundamentals, we have unique growth opportunities. We continue to invest in our initiatives aimed at expanding the market, including in the areas of category awareness, new product innovation, including the electric category, online capabilities, including tools that assist homebuyers in selecting the right fireplace for their home and the expansion of our wholly-owned installing distributor footprint. The market strong fundamentals are unique growth opportunities and our category leading positions point to the return of strong growth beyond 2023. Before I turn the call over to Marshall, I wanted to provide an update on our combination with Kimball International. On March 8, we announced an agreement to acquire Kimball International in a transaction currently valued at approximately $455 million. The transaction is cleared in a trust review and the vote of Kimball International Shareholders is scheduled for May 31. We expect the transaction to close in early June. The combination creates a market leader with pro forma revenue of approximately $3 billion and combined EBITDA of approximately $305 million when including $25 million of expected synergies. Together, we will be strongly

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2023 FactSet CallStreet, LLC positioned for post-pandemic trends with an expanded presence in secondary geographies and leading positions in ancillary products. With that, Marshall will now discuss our outlook for 2023. Marshall? ... Unverified Participant Thanks, Jeff. Let's start with expected seasonality. As we discussed last quarter, we expect sales and earnings seasonality during 2023 to be more in line with pre-pandemic trends. As a result, our quarterly year-over-year comparisons of sales and profit will be distorted. Specifically, first half year-over-year comparisons will be more challenging due to backlog dynamics that positively impacted both segments in the first half of 2022 and the second half comps will be less challenging, particularly in Workplace Furnishings, where demand slowed in the second half of 2022. We now expect approximately 80% of our annual non-GAAP earnings per share will be generated in the second half of 2023. That compares to approximately 60% in the second half of 2022. Let's move on to our outlook for the second quarter. In Workplace Furnishings, we expect second quarter revenue to decline at a year-over-year rate in the mid-teens. I would like to point out that two unusual factors are contributing to that decline. First, we're comparing against a strong prior year result in the second quarter of 2022, net sales in Workplace Furnishings grew 18% year-over-year. That growth rate was driven by strong activity with transactional customers and the final unwind of excess backlog built up during 2021. Neither of those benefits are expected to repeat in this year's second quarter. Second, the sale of Lamex will lower growth in Workplace Furnishings by 6 percentage points or $27 million in the second quarter. Excluding that divestiture, organic revenue is expected to decline at a high single-digit rate. Moving to second quarter residential building products revenue. We expect segment revenue to decline at a year- over-year rate in the high-20% to low-30% range. This decline reflects both a return to normal seasonality and weakening new construction and remodel retrofit demand. The second quarter in residential building products is typically our seasonally weakest quarter, with revenue nearly 10% below first quarter levels. Last year, we did not see that dip as the second quarter benefited from excess backlog and strong incoming demand. Having that seasonal dip return is expected to drive approximately one third of the second quarter revenue decline in residential building products. Weaker market conditions are driving the other two thirds of the decline. So in total, consolidated second quarter revenue for HNI overall is expected to decline at a rate in the high-teens to low-20s. Excluding the sale of Lamax, organic revenue is expected to be down at a mid to high-teens rate in the second quarter. We expect consolidated non-GAAP operating income in the second quarter to exceed first quarter of 2023 levels. I would also like to note that our second quarter outlook excludes any impact from our expected closing of the Kimball International transaction. Let's move on to our outlook for 2023 overall. First off, our main point is our outlook for the remainder of the year is essentially unchanged. We expect productivity benefits, reduced structural costs and improved price cost will create $85 million to $95 million of total benefit in 2023. This will drive profit growth in Workplace Furnishings despite top line pressures, and those drivers will offset much of the negative impact from lower volume in residential building products. That's being driven by the weakening housing market. Shifting to the balance sheet, we now have our permanent financing in place for the Kimball international transaction. During the quarter, we replaced the initial bridge loan financing with a new term loan facility and an amendment to our revolver. Looking forward, we expect to maintain reasonable leverage levels. We have a history of generating strong free cash flow through a variety of economic conditions. The combination of Kimball

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2023 FactSet CallStreet, LLC International will further strengthen our cash flow and we expect free cash flow in 2023 to benefit from a return to more normal working capital levels. Our reasonable leverage and cash generation provide flexibility for the dynamic environment and continued investment. I'll now turn the call back over to Jeff. ... Unverified Participant Thanks, Marshall. In closing, we are well-positioned for both the current environment and the long-term. In Workplace Furnishings, our profit improvement actions will continue to drive results. Our future profit growth is not dependent on volume. However, we expect demand to eventually benefit from employment shifts, population migration and the accelerated adoption of hybrid work models. These trends all align with our strong market positions. We are excited about our soon to be combination with Kimball International. The complementary nature of the businesses will create compelling value for all of our stakeholders. In residential building products while we are prepared for weak near-term demand, we remain focused on driving long-term growth. High margin, high return businesses possess market leading brands, unmatched product depth and price point breadth and unequal distribution capabilities. And its vertically integrated model and regional distribution infrastructure will continue to provide superior customer service and support for our market leadership positions. We'll now open the call for your questions. ... QUESTION AND ANSWER SECTION Operator: Thank you. [Operator Instructions] We'll take our first question from Budd Bugatch at Water Tower Research. ... Q Good morning, Jeff. Good morning, Marshall and Matt and congratulations on a good performance for the first quarter. I think I was most or one of the things that really raised my eyebrows was the 13% order growth in Workplace Furnishing which when you compare that to the reports results reported by BIFMA, at least so far to- date in 2023 is much higher than what the industry looks like. Is there some explanation for that? Can you provide color? Was it because the March quarter hasn't yet forced March or can you give us any thoughts on that? ... A Yeah, Budd. This is Jeff. First, I would say what it pertains to BIFMA, I think what we've kind of witnessed over our years is it will bounce around a bit quarter-to-quarter. Everyone does price increases at a different time. Andthere's lag there. So I can't -- I don't get too caught up on the BIFMA numbers on a point in time. But maybe over a longer time period, it's a little more accurate to compare. I would say, for us, we continue to see strength in the mid-market, in the SMB portion of the mid-market. And that surprised us a bit. And in the contract side, I think what you saw both of those segments benefited from some price increase pull ahead. But we also were

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2023 FactSet CallStreet, LLC encouraged because we see customers were close to pulling the trigger. And recall a lot of customers have been sitting on the sidelines in the planning mode. And I think it forced them to make decisions and move. And so from an overall industry standpoint, I think that was a really good sign for us anyway to see that customers were close enough and were willing to make the investments. ... Q Thank you. But a little bit, maybe a little further into that. We've heard from others that there's a lot of activity, but it's taking longer to bring that to fruition. You also made a comment that you had pricing pull forward and that would imply that there were price increases that were actually happening during 1Q. Otherwise, the pull forward would have been ahead of that. Am I have that right and you said mid and contract were about the similar rates and you want to make sure I understand why you think that might be that that way? ... A Budd, I think our price increase went into effect March 1. So I think it wasn't, it did occur in the quarter. So I think we did see an impact from the price increase. ... Q And how much was that, Jeff, or what is it and what does it look like? ... A I'd say , I'd say overall when you kind of net it all up, about 50%, we probably attribute to pull forward ahead of a price increase. And that's , we've got historical benchmarks we look at and we're obviously in a bit of a unique position, but that's our best guess, 50%. ... Q Do you think 6.5% of the delta, thereabouts was due to the price increase? ... A Yes. That's a fair, fair way to say it. ... Q Okay. My second question is, that the again, the performance in RBP, certainly the profit performance is certainly notable and there's demand issues in the quarter. A couple of things surprised me on that. That one, that it looks like remodel retrofit was impacted more than new housing construction because I thought that would and what we've seen with interest rates and mortgage rates, I would have thought new housing would have been more impacted? And secondly, usually at a time like this, when others are bruised or when you're bruised, others are

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2023 FactSet CallStreet, LLC pretty much hemorrhaging. So there might be more opportunities to acquire in that. Do you see that? And if there are, does the Kimball acquisition say, my appetite may not be so good at this point in time? ... A Yeah. Budd, let me parse that. There's a lot there. I would say. first of all, I'd start with and I always start with we continue to invest through this in our RBP and we tend to find with our leading categories and leading positions investments to grow the category, work out well for us and we pick up a disproportionate share on any expansion from our position. So that's a good thing. On your question around R&R, I think for the year, I would say we still anticipate the new construction will be worse than R&R for the year. In the quarter, I think we saw we have an early buy program that impacts R&R. And the assumption we made, it wasn't basically the trade didn't take advantage of it as much as they have in the past, particularly, I think it's a phenomena around lead times and our getting back to normal and not hoarding product like they were kind of gotten to a mental state of doing that for the last couple of years. And so that impacted the quarter in R&R, I think, and that's a little bit distorted. But overall, we believe new construction for the year will still be down more than R&R. ... Q Got you. Okay. And... ... A And i think you got another question in there. What was it again? Yeah. ... Q Yeah. Well, with the idea of others being hurt, how is your what's your view of a pipeline of transactions and maybe potential acquisitions in that you've been mostly acquiring, at least in the last couple of years, distribution, is that something that you see continuing or are there opportunities in that side? ... A Yeah, Budd, good question. I think we continue and we'll always be on the lookout in that space and I don't think our posture will change post acquisition versus what it was pre-acquisition. ... Q Okay. Thank you. Just to update you, take two more and then defer just the if we can get walkthroughs of maybe the year-over-year changes in gross profit from and for SG&A, if Marshall can give us maybe some quantification of what maybe the major components of change in gross margin and SG&A margin? ...

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 8 Copyright © 2001-2023 FactSet CallStreet, LLC A Yeah. Happy to do that, Budd. As it relates to gross profit margin, we saw about 160 basis points of headwind from volume. Lower volume was a negative impact and we were able to more than offset that with favorable price cost, which added about 130 basis points. And the impact of our cost savings program, which added about 100 basis points. So think of that as productivity. And then we had maybe three other categories which added about 140 basis points collectively, they included the divestiture of Lamex, some product mix and some from program changes. So all-in, we saw 210 points of gross profit margin expansion on a non-GAAP basis. ... Q Got you. Okay. ... A As it related to SG&A. Go ahead. Sorry. ... Q SG&A the same way. I'm sorry. I apologize. ... A Yeah. Yeah. This was a little bit of a simpler story. We did see SG&A as percent of sales increase and it really is driven by the volume decline, partially offset by our cost reduction program, which reduced SG&A dollars by about $5 million in the quarter. ... Q Got you. Okay. I'll defer for others and thank you for taking my questions. ... A Thanks, Budd. ... Operator: We'll move to our next question from Reuben Garner at Benchmark Company. ... Q Thank you. Good morning, everybody. ...

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2023 FactSet CallStreet, LLC A Good morning. ... Q So the price increase in Workplace Furnishings that went, in fact, into effect March 1, I guess one is that something that you're seeing across the industry, was that specific to one side of your workplace business, meaning the small business channel, or was that both in contract and small business? And then the second part of the question is what have kind of order trends look like since that increase went into place in March and April, if you could help with more recent trends? ... A Yeah. Reuben I think the price increase is kind of our generic across the board. It wasn't , we look at it year-over- year, look at cost inputs and make the best determination. But it was not specific to one category of the business or one segment of the business. And since the price increase, I mean, what we've seen is still, first of all, orders throughout the quarter sequentially got better. Second of all, the mid-mark, we still see our five-week most recent is still up low single digits on the transactional piece of the SMB, which is a small piece of our businesses continues to be weak. And the contract is flattish to prior year right now on the recent five-week average. ... A Reuben, maybe just to add to that we're, this is your typical normalization pattern you see post price increase and we're also up against we're starting to get up against last year's price increases lot of noise in the system right now. So but generally speaking, things have behaved like you would think they would after a price increase. ... Q Okay. Yeah. No flat -- flattish year-over-year pretty encouraging. I think in this environment, I guess that speaks to where you guys are in the market. Maybe on the hearth product side, can you talk to me about how we should think about margins as they progressed through the year? Are the productivity savings or are they kind of tilted more towards one of your businesses than the other? You know, I'm just asking if, your workplace business is kind of running flat year-over-year and there's a little bit more pressure in hearth. Does that allow you to get more done from a productivity standpoint in the Hearth segment? ... A Reuben, if you look at our cost savings program, we're expecting to be about $35 million of benefit on the year that is going to impact both segments. And it's really split about 60% workplace and 40% residential building products. That also includes the benefit of price cost. So, the net result of that is we're going to see Workplace grow profit and margin this year and we're going to see some compression residential building products just maybe not as much as you might expect. I'm not sure if that answers your question. ...

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2023 FactSet CallStreet, LLC Q No, that's helpful. I guess I was wondering about the progression for margins. I mean, the comps are choppy on the top line as we go through the year. Do you expect the kind of margins that we saw in the first quarter to be the right way of looking at the business, as the year progresses? ... A Yeah. In Residential Building Products, we'll see margin changes more to the seasonal volumes. So now first quarter's a decent quarter, right. Remember, second quarter is the seasonal trough and we build our way back up. So you're going to see different margins by quarter. No, I don't think the first quarter is a great read on the rest of the year and it never is. ... Q Okay. And I'm going to sneak one more in. Sorry to bounce around, but I might go back to the Workplace for a second. So I think I either heard or read the trends in SMB continue to be better than contract. Is that right? And thank you for the detail on the most recent five weeks by segment. Did the kind of -- did they look similar in the first quarter relative to each other transactional SMB and contract? ... A Yeah. So in the first quarter, SMB was up in the high-teens and contract was up in the mid-teens. So they're pretty similar. But the SMB was a bit stronger. When you look into SMB, we saw the same pattern we've been seeing for, six to nine months months where the mid-market was strong and the transactional business was weak and average out to be up in the high teens. ... Q And is the transactional piece weak? Is that just tied to the macro uncertainty? Is that something bigger than that? Is that business historically been a leading indicator for what you can expect in the other, you know, in the more of the project base on a go forward basis? ... A I'm not sure it's a great read in given that we've had such a unique situation from the pandemic. But yes, we do believe the transactional business is being impacted by the macroeconomic conditions. It's these are like small purchases that are easy to defer when you're worried about cost, but I'm not sure it necessarily is indicative of a future problem in the other segments. Right. We got a lot of pent-up demand out there from several years of employment growth growing faster than industry shipments, which seems like at some point it needs to catch up. ... Q

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2023 FactSet CallStreet, LLC Okay, great. Congrats on the results, guys, and good luck going forward. ... A Thanks, Reuben. ... Operator: We'll go next to Greg Burns at Sidoti & Company. ... Q Morning. Just wanted to, I guess, touch on the, I guess, positive trends you're seeing in the Workplace Furnishings segment. When you look at what's been going on more recently with decisions being delayed and maybe spending being halted maybe for macro or for other reasons, the inflection or the change you saw this quarter, what gives you confidence that that might be more of a change or a change in trend versus maybe a one- off thing? Are you seeing like your funnel fill your pipeline of business increasing? Is there any kind of forward- looking indicators that might give us confidence that this is maybe the beginning of an inflection in the industry? ... A Yes. Good question, Greg. I think, look, I mean, it's encouraging our activity levels are high. It's encouraging that people got off the sidelines. What I would say so, long-term trends, I think we're seeing some signs of positivity there. Inflection point maybe a little muted, though, I would say just given the economic cycle we're in, I think it , I think it's encouraging that even though some of the headline news is pretty gloom and doom, we saw some pretty nice activity in our customers are pretty and I think that's indicative of just we've been in this holding pattern for quite some time and people , although we may see some short-term economic pause, people are realizing that they want to move forward and they can't stay in a holding pattern forever. So I think that piece of this is a positive and I think bodes well for the future. ... Q Okay. And then in terms of the price increase, it seems like inflation's kind of cooling down a little bit. And you've caught up in terms of like price costs. Is that just your natural every year price increase that you put in? Like what's the rationale behind raising price again here at this point? And is there any risk that the market won't accept pricing going higher from here? ... A Well, Greg I think the thing to recognize is that inflation hasn't gone away. It's just become reduced. So we're still seeing inflation. We're expecting inflation in the neighborhood of $10 million, $20 million this year. And we're going to offset that with pricing, some of which was carryover from last year and some of which is from the new price increases. As far as their acceptance so far, we're seeing pretty, pretty, pretty reasonable acceptance across the board, as you might expect, given the industry conditions. ...

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2023 FactSet CallStreet, LLC A Yeah. And I would say, Greg, that to your first part of the question, it was more, we're back in line to more normal cycle price increase. I mean, just it, we got we, do have as Marshall said, there's still it's a price it's not headline news as much as it was. But we can tell you it's still out there. But with this, I would say I would call this more of a typical price increase, not something that was meant to catch up or plug holes. ... Q Okay. All right. Great. Thanks. ... A Yeah. ... Operator: We'll take our next question from Steven Ramsey at Thompson Research Group. ... Q Good morning. Wanted to ask a question on Workplace orders being strong ahead of the pricing. Was it enough pull ahead to limit the margin outlook for the rest of the year in a meaningful way, given you may not get as full of a benefit of the pricing in the next few months? ... A No, Steven, we don't see any material impact from that. I do understand your point, but it wasn't enough to make a big difference on the year. And we feel confident in our profit improvement actions going to deliver profit growth in Workplace for the year. ... Q Okay. Helpful. And then thinking in Workplace on your advantages in long-term strength in the SMB vertical, are you seeing an increase of competition in that vertical from other players? ... A Oh, that's good question, Stevn. What I would say about that is, look, that space is always competitive, it's been competitive and it will remain competitive. We've spent years tuning our model for that space with our selling and fulfillment capabilities. And we've been competing there for decades against a wide array, big, large and medium competitors, product specific competitors. So, we -- I wouldn't say we've really seen anything other than business as usual. And we're going to continue to invest in our model to maintain our leadership position. ...

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 13 Copyright © 2001-2023 FactSet CallStreet, LLC Q Okay, helpful. Another one on Workplace recent results at Kimball. Curious what your view of their results were it seems like solid sales, but order rates even better broadly just curious if you have a view on their results and maybe how they read into the marketplace that you're looking at? ... A I think it's the story is fairly similar what we're saying, Steven, we're both making good progress on the cost and margin side, but we're not really in a position to provide additional detail on their results right now. ... Q Okay, helpful. And then last one for me, thinking long-term on the RBP segment, margins were in the 18% to 19% range in 2018 through 2022, softer patch maybe this year. But thinking about the actions you're taking and the new products displayed at [indiscernible] a few months ago, do you think 18% to 19% is the low area or even better when you get to the other side of 2023? ... A Yes. Steven if you remember, our main strategy kind of battle cry in that segment is to maintain our strong margins. We're referring to the margins we had before this year and really drive top line growth. And so, yeah, I mean, I think we can absolutely get back to where we were and more importantly, drive the top line beyond where we were over the intermediate to long-term. ... Q Okay, helpful. Thank you. ... Operator: We'll take a follow up from Budd Bugatch at Water Tower Research. ... Q Yeah. Thank you for that. Just to clarify what you were talking about with Steven at a moment ago. I think if I understood Jeff right, about half of the delta between for RBP profit performance in the first quarter was due to the profit improvement actions. And that would imply, I think, on the 270 basis point differential between this year and last year in the operating margin for that . So is that the right way to understand that? ... A Yes. But for the year, we expect some pretty severe pressure on the top line. And we expect to offset about half or maybe a little more than half of that pressure with our profit improvement actions. Basically, Residential Building Products share of that $85 million to $95 million of profit support that we mentioned earlier.

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 14 Copyright © 2001-2023 FactSet CallStreet, LLC Q Okay. And you did talk about 80% of the of the profitability of the company will be in the second half of the year. Is there any different major difference in segment or are they both in the same kind of relative position? ... A No, that's an average, right. The 80% of non-GAAP EPS danger during the second half of the year is obviously accounts for both segments. We typically see more seasonality in Workplace. Last year, 75% of Workplace's non- GAAP operating income was in the second half. We expect it to be more in the 90% plus range this year. And residential building products is a little less seasonal on a first half, second half basis. So they were 52% last year. Expect them to be more in the 60% range this year. ... Q Okay. That makes sense to me. And just talking about the Kimball acquisition, to the extent you can and if you can't, I understand that because it's still there. But are there any surprises so far in the due diligence? And what about the expectations for reporting structure any changes in the way you think you'll report segments? ... A Yeah, Budd. t I mean, no surprises. I would say, just in response to your question, we are receiving very positive commentary from the trade and dealers confirming kind of our thesis around the transaction. So that's, I think been encouraging as well. On reporting, we're really not in a position other than to say what we've already announced, which is the three primary commercial leaders in that business will report to me. And that's all we've said at this point. ... Q I was actually thinking about the accounting structure and the accounting reporting. I'm sorry, I didn't mean to imply anything on the organizational people that, we now have Workplace Furnishings in our RBP ot is that -- is it all going to go into RBP or how do we how do you look at that? ... A Yeah. We'll still have two segments, Budd, that's our expectation. The Kimball International business very, very similar to our Workplace Furnishings business. So that would be accounted for under one segment. ... Q Okay. And finally for me, you did you did file a new 425 this morning. And I realize that the SEC cuts specific, but your outlook there is if I read it right it's simply a the same as the 8-K was there anything different in the 425 filed this morning. And just the requirement that the communication be having that label?

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 15 Copyright © 2001-2023 FactSet CallStreet, LLC A Correct. Any time we mention or refer to the Kimball International transaction, we have to include in the 425 filing. So even if it has a separate 8-K or other document, it has to go in the 425. So you've seen the press release come out today and there both forms and you've also seen some other kind of small communication items come out on the 425, none of which change anything related to the deal. ... Q Okay. And will you update guidance once the acquisition is done or we just wait for the next quarter? ... A I think, Budd we're contemplating having more commentary on that on our next earnings call and not having a special announcement that will take that into consideration for what we need to do. ... Q Okay. And the Q1 will be Q be filed. The expectation for that? ... A Our Q will be filed tomorrow. ... Q Okay. Marshall and Jeff, congratulations on the quarter, and thank you for taking my questions again. ... A No problem. Thanks, Budd. ... Operator: And that does conclude our question-and-answeranswer session. At this time, I'd like to turn the conference back over to Mr. Lorenger for closing remarks. ... Unverified Participant Yeah. Thank you. I'd like thank everybody for your interest in HNI and joining us today on the call and have a great rest of your day. Thanks. ... Operator: That does conclude today's conference call. You may now disconnect.

HNI Corp. (HNI) Q1 2023 Earnings Call Raw Transcript 08-May-2023 1-877-FACTSET www.callstreet.com 16 Copyright © 2001-2023 FactSet CallStreet, LLC Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a po sition in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON -INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR RE VENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIE S IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SU BJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2023 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results.

All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Registration Statement on Form S-4 filed on April 17, 2023, as amended on April 19, 2023, HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com.

PARTICIPANTS IN THE SOLICITATION

HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.